SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Buenos Aires, August 7, 2024

COMISION NACIONAL DE VALORES

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

Re.: Appointment of the new member of the Audit Committee –

Financial Expert of YPF S.A.

Dear Sirs,

The purpose of this letter is to comply with the requirements of the National Securities Commission and the corresponding ByMA and MAE Listing Regulations.

Following the information provided in the Relevant Fact dated August 5, 2024, we hereby inform that the Board of Directors of YPF S.A., at its meeting held on August 7, 2024, resolved to appoint Mr. Guillermo Terraf as new member of the Audit Committee.

Therefore, the Audit Committee is composed as follows:

Title	Names	Status
President Members	Eduardo Alberto Ottino Omar Gutiérrez	Independent Independent

	Guillermo Terraf	Independent

Additionally, we inform you that Mr. Eduardo Alberto Ottino is the “Audit Committee Financial Expert”.

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 7, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer

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